UNITY SOFTWARE INC.

30 3rd Street

San Francisco, California 94103

September 15, 2020

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Matthew Derby, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

RE:	Unity Software Inc.
Registration Statement on Form S-1
File No. 333-248255

Ladies and Gentlemen:

Unity Software Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on September 17, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Rachel Proffitt, Jon Avina and Jonie Kondracki of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Jonie Kondracki of Cooley LLP, counsel to the Registrant, at (415) 693-2174, or in her absence, Jon Avina at (650) 843-5307.

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Very truly yours,

UNITY SOFTWARE INC.

By:	/s/ Kimberly Jabal
Name:	Kimberly Jabal
Title:	Chief Financial Officer

cc:	John Riccitiello, President and Chief Executive Officer, Unity Software Inc.
Ruth Ann Keene, Senior Vice President, Chief Legal Officer and General Counsel, Unity Software Inc.
Nora Go, Senior Director, Corporate Legal, Unity Software Inc.
Rachel Proffitt, Cooley LLP
Jon Avina, Cooley LLP
Jonie Ing Kondracki, Cooley LLP
John Savva, Sullivan & Cromwell LLP
Sarah Payne, Sullivan & Cromwell LLP

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